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                             October 14, 2021

       Bradley Meader
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Avenue
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed March 9, 2021
                                                            Form 8-K filed
August 12, 2021
                                                            File No. 001-38186

       Dear Mr. Meader:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 12, 2021

       Exhibit 99.1, page 1

   1. It is not appropriate to combine information for the pre- and post-transaction periods without reflecting all
relevant pro forma adjustments required by Article 11 of Regulation
                                                        S-X. Please revise
future filings to remove all combined financial information.
   2.                                                   Reference is made to
the many non-GAAP measures which exclude the impact of
                                                        purchase accounting.
Please provide detail of what each adjustment includes and the amount of each
component. For each component of the adjustment please tell us how you considered whether you
are substituting an individually tailored recognition and
                                                        measurement method for
a GAAP measure. Refer to Question 100.04 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations and Rule 100(b) of Regulation G.
 Bradley Meader
FirstName LastNameBradley   Meader
Custom Truck  One Source, Inc.
Comapany
October 14,NameCustom
            2021       Truck One Source, Inc.
October
Page 2 14, 2021 Page 2
FirstName LastName
3. Adjusted net working capital adjusts for current maturities of long-term debt, current portion of finance lease obligations and accrued interest expense. You should not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes
(EBIT) and earnings
         before interest, taxes, depreciation, and amortization (EBITDA). Refer to Item
         10(e)(1)(ii)(A) of Regulation S-K. Please revise future filings or advise why your measure as presented is not prohibited.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services